Exhibit 99.1

September 30, 2021

Contact: Trinity Biotech plc	Lytham Partners, LLC
John Gillard	Joe Diaz
(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Results of AGM

Dublin, Ireland (September 30, 2021)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results of the Annual General Meeting (AGM).

AGM Results

On September 29, 2021 Trinity Biotech plc held an AGM of Shareholders at the Company’s headquarters at IDA Business Park, Bray, Co. Wicklow, Ireland.

At the AGM, each of the resolutions put to the meeting were proposed as either “ordinary” or “special” resolutions. Ordinary resolutions require a simple majority of the votes cast by the Company’s shareholders, whereas special resolutions require at least 75% of the votes cast by the Company’s shareholders.

At the AGM, the Company’s shareholders approved the following resolutions, as more fully set out in the Notice of AGM dated September 6, 2021:

1.
An ordinary resolution to review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2020 together with the reports of the directors and statutory auditors thereon.

2.	An ordinary resolution to authorise the board of directors to fix the statutory auditors’ remuneration.

3.	An ordinary resolution to re-elect as a director Mr. Clint Severson who retires by rotation and, being eligible, offers himself for re-election.

7.	A special resolution regarding the price range at which any shares or ADRs held in treasury ("Treasury Shares") can be re-allotted other than on a securities exchange.

Resolution 6, which sought to renew the authority of the Company and/or any of its subsidiaries to purchase the Company's own shares and American Depositary Receipts evidencing such shares ("ADRs") within certain prescribed limits was not approved by the requisite majority of shareholders.

Following the despatch of the aforementioned items of business, the Chairman of the AGM proposed, and the meeting consented to, an adjournment of the remainder of the business of the meeting (i.e, Resolutions 4 and 5 as set out in the Notice Of AGM) sine die.

While a majority of proxy votes received on Resolutions 4 and 5 were in favour of those resolutions, an insufficient number of votes in favour of Resolution 5 were received in order to pass it as a special resolution.  If Resolutions 4 and 5 were put to the AGM and Resolution 4 passed but Resolution 5 failed, it would leave the Company in an anomalous position and at odds with other public companies.

During the period of the adjournment, the Company intends to consult with its shareholders and other stakeholders on the terms of Resolutions 4 and 5.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant) By: /s/ John Gillard John Gillard Chief Financial Officer

Date:  30 September 2021